Exhibit 99.6

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom”)

Telkom SA Limited - Pretoria High Court Dismisses Telcordias Application For Leave To Appeal

The Pretoria High Court today dismissed an application by Telcordia for leave to appeal a High Court judgment made in favour of Telkom last year, that set aside a partial award made earlier by an arbitrator in a long-standing dispute between the parties.

After hearing the application for three days last week, the High Court found that there was no prospect that another Court would arrive at a different conclusion from the one that the judge found in his judgment in the review application on 27 November 2003. The Court also granted a cost order in favour of Telkom, including costs for two counsels.

A dispute arose between Telcordia and Telkom in 2000, when Telkom terminated its agreement with Telcordia for the delivery of a fully integrated end-to-end customer activation and assurance system.

Following the parties failure to resolve the dispute, Telcordia initiated arbitration proceedings under the auspices of the International Chamber of Commerce (ICC) during the first quarter of 2001. In response to Telcordias claims for outstanding amounts and certain out-of-scope services of approximately $130 million, Telkom counter-claimed against Telcordia for an amount in excess of $300 million, including a claim for the refund of monies paid by Telkom to Telcordia.

On 27 September 2002, the arbitrator handed down a partial award in favour of Telcordia, effectively settling the merits of the dispute between the parties and notwithstanding a pending Section 20 application (in terms of the Arbitration Act) in the South African High Court to resolve pertinent legal issues in the matter. However, Telkom applied to the High Court in South Africa, sitting at Pretoria, to review and set aside the partial award. In November 2003 the High Court handed down judgment in favour of Telkom following the hearing of an extensive six-week review application. In terms of the court order, the partial award was set aside and the Court ordered that the matter be heard by a panel of three retired Judges of the Supreme Court of Appeal in South Africa.

Johannesburg
3 May 2004